SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.   20549


                       FORM 11-K

                     ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1993

BIRMINGHAM STEEL CORPORATION NON-UNION EMPLOYEES'
                      401(k) PLAN
               (Full Title of the Plan)

BIRMINGHAM STEEL CORPORATION
1000 URBAN CENTER DRIVE SUITE 300
BIRMINGHAM, AL  35242
(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)






Birmingham Steel Corporation
Non-Union Employees' 401(k) Plan

Financial Statements
and Supplemental Schedules

Years ended December 31, 1994 and 1993
with Report of Independent Auditors


- - -----------------------------------------------------


      Report of Independent Auditors

The Employee Benefits Committee
Birmingham Steel Corporation
  Non-Union Employees' 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Birmingham Steel
Corporation Non-Union Employees' 401(k) Plan as of
December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December
31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income
Security Act of 1974, and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 basic financial statements taken as a whole.



May 19, 1995


STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                               December 31
                            1994          1993
                        --------------------------
ASSETS
Investments             $23,868,507    $20,715,134

Receivables:

Employer
   contributions          2,429,811      2,239,861

Employee
   contributions            626,888        257,453

Employee loans            2,046,534      1,565,325

Accrued interest              3,568          1,206
                        --------------------------
                          5,106,801      4,063,845

Cash and
   cash equivalents           1,659         92,200
                        --------------------------
Net assets available
  for benefits          $28,976,967    $24,871,179
                        ==========================

See accompanying notes.



STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR
BENEFITS


                          Year ended December 31
                               1994       1993
                          ----------------------

Additions to net
  assets attributed
  to:

Investment income:

Net (depreciation)
  appreciation in
  fair value
  of investments          $(1,561,304) $  604,483

Interest                    1,397,196   1,242,850

Dividends                      45,364      47,842
                          -----------  ----------
                             (118,744)  1,895,175

Contributions :

Employer                    2,429,811   2,239,861

Employee                    3,433,974   2,952,444
                          -----------  ----------
                            5,863,785   5,192,305
                          -----------  ----------
                            5,745,041   7,087,480

Deduction from net
 assets attributed to:


Payments to
  participants             (1,639,253) (1,356,061)

Net increase                4,105,788   5,731,419

Net assets available
  for benefits:

Beginning of year          24,871,179  19,139,760
                          ----------- -----------
End of year               $28,976,967 $24,871,179
                          =========== ===========


See accompanying notes.


1. DESCRIPTION OF THE PLAN

GENERAL

The Birmingham Steel Corporation Non-Union Employees'
401(k) Plan (the Plan), is a defined contribution plan established effective as of August 15, 1984. The following description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plans' provisions.

PARTICIPATION

The Plan covers substantially all non-union employees of Birmingham Steel Corporation and its affiliated companies (collectively, the Company) except its American Steel and Wire subsidiary. Employees begin
Plan participation at the earlier of the January 1 or July 1 following employment.

COMPANY CONTRIBUTIONS

Company contributions to the Plan are accrued in the period in which they become obligations of the Company. In 1994 and 1993, the Company contributed to each participant's account an amount equal to the sum of (a) 5% of each participant's compensation up to $10,000; plus (b) the lesser of: (i) the amount of each active participant's employee contributions, or
(ii) 3% of each participant's eligible compensation.
The Company may, from time to time, change the method of determining its contribution.

EMPLOYEE CONTRIBUTIONS

Participants may make employee contributions to the Plan by electing to reduce their gross pay in an amount which is not less than one percent or more than ten percent of annual compensation, subject to certain limitations.

PARTICIPANT ACCOUNTS

The Plan provides for the establishment of an employee account and an employer account for each participating employee. Each participant's account is credited with the participant's contributions and an allocation of the Company's contribution and plan earnings.
Generally, employer contributions are allocated to participants' accounts at the time of payment, rather than at the time such contributions are recorded in the Plan's financial statements. Allocations of employer contributions are based on eligible annual compensation as defined in the Plan agreement.
Benefit payments to participants are based upon vested balances in the employee and employer accounts at the date of benefit determination.

VESTING

Participants are immediately vested in their employee account including allocated earnings thereon. Vesting in their employer account is based on years of continuous service. Service for vesting begins with the participant's employment date, but not prior to July 1, 1980. Participants are fully vested at the earlier of death, disability, reaching normal retirement or in accordance with the following schedule:

Years of Service        Vested Interest
- - ----------------        ---------------
Less than 3                     0%
    3                          20%
    4                          40%
    5                          60%
    6                          80%
    7 or more                 100%

FORFEITURES

Forfeitures of participants' non-vested interest in Company contributions, and allocated earnings thereon, may be used to offset the annual Company contributions to the Plan. During the 1993 plan year, the Company's contribution to the Plan was offset by $100,000 from the accumulated forfeitures available. There were no forfeitures used to reduce the Company contribution in 1994.

PAYMENT OF BENEFITS

Upon termination of service, participants may receive either (a) a single sum payment, or (b) annual or more frequent periodic installments over a period of the lesser of thirty years or the joint life expectancy of the participant and his beneficiary (where applicable), as determined by the Employee Benefits
Committee (the Committee).


INVESTMENT PROGRAMS

The Plan allows participants to direct the investment of their accounts by selecting among four investment alternatives:

(a) A fund comprised primarily of the common stock of the Company;

(b) A managed guaranteed investment contract (GIC) fund which invests in fixed income securities;

(c) A basic value fund composed primarily of common stocks; and

(d)  A capital fund composed of stocks and bonds.

Except for the Birmingham Steel Corporation stock fund, the investment funds are managed by the trustee of the Plan, Merrill Lynch Trust Company, or by an affiliate of the trustee (hereinafter referred to as the Trustee). All assets held in the investment funds, including Birmingham Steel Corporation common stock, were purchased in the open market and are held by the Trustee.

LOANS

The Plan allows Participants to borrow up to one-half of their total vested account balance up to a maximum of $50,000. Loans may be repaid over terms up to five years (fifteen years for loans used to purchase residential property) and include a reasonable rate of interest.

2. SUMMARY OF ACCOUNTING POLICIES

INVESTMENTS

Investments in common stock and mutual funds are stated at their quoted market values. Other investments are stated at cost, which approximates market values. Investment transactions are recorded as of the trade date. Cost of common stock and mutual fund shares is determined by the specific identification method.

CONCENTRATION OF CREDIT RISK

At December 31, 1994, approximately 13% of the Plan's assets are invested in the common stock of the Company and approximately 69% of such assets are comprised of investments in mutual funds managed by the Trustee.
The four investment options offered to participants are designed to provide each participant the opportunity to diversify the investment of their accounts. Although the Committee has no involvement in the investment transactions of the mutual funds, the Committee periodically monitors the investment performance of the funds and may, pursuant to the provisions of the Plan agreement, elect to change the Plan's investment programs and/or the trustee at any time.

3. INVESTMENTS

Investments that represent 5% or more of the Plan's net assets available for benefits at December 31, 1994 and 1993 are as follows:



Name of Issuer and                 Market
  Title                 Shares      Value       Cost
- - ------------------------------------------------------

Birmingham Steel
  Corporation
  common stock         190,821 $ 3,816,425 $ 4,010,607

Merrill Lynch
  Retirement
  Preservation
  Trust             12,615,375  12,615,375  12,615,375

Merrill Lynch Basic
  Value Fund           157,113   3,511,486   3,340,400

Merrill Lynch
  Capital Fund         152,732   3,925,221   4,059,560
                               ----------- -----------
                               $23,868,507 $24,025,942
                               =========== ===========



Name of Issuer and                 Market
  Title                 Shares      Value       Cost
- - ------------------------------------------------------

Birmingham Steel
  Corporation
  common stock         111,065 $ 3,082,057 $ 1,898,402

Merrill Lynch
  Guaranteed
  Investment
  Contract
  Managed Trust     10,859,182  10,859,182  10,859,182

Merrill Lynch Basic
  Value Fund           136,873   3,198,727   2,804,217

Merrill Lynch
  Capital Fund         127,822   3,575,168   3,370,781
                               ----------- -----------
                               $20,715,134 $18,932,582
                               =========== ===========



Net (depreciation) appreciation in fair value of investments for the years ended December 31, 1994 and 1993, including securities sold during the year, was as follows:


                        1994                1993
                        ------------------------

Birmingham Steel
  Corporation
  common stock          $(1,059,514)  $  105,396

Mutual funds               (501,790)     499,087
                        -----------   ----------
                        $(1,561,304)  $  604,483
                        ===========   ==========


4. Investment Programs

Net assets available for benefits and changes in net assets available for benefits at December 31, 1994 and 1993, and for the years then ended, for each of the Plan's investment programs are as follows:





                   Stock    GIC     Basic    Capital  Loan
                   Fund    Fund     Fund      Fund    Fund      Total
                  ------- --------  -------  -------  -------  --------
December 31,
  1994

Investments       3816425 12615375  3511486  3925221        -  23868507

Receivables:
  Employer
    contributions  225024  1458054   334860   411873        -   2429811

  Employee
    contributions   59501   352608    95685   119094        -    626888

  Employee loans        -        -        -        -  2046534   2046534

  Accrued
    interest            -     3568        -        -        -      3568
                  -------  -------  -------  -------  -------  --------
                   284525  1814230   430545   530967  2046534   5106801
  Cash and cash
    equivalents      1659        -        -        -        -      1659
                  -------  -------  -------  -------  -------  --------
  Net assets
    available for
    benefits      4102609 14429605  3942031  4456188  2046534  28976967
                  ======= ========  =======  =======  =======  ========


                   Stock    GIC     Basic    Capital  Loan
                   Fund    Fund     Fund      Fund    Fund      Total
                  ------- --------  -------  -------  -------  --------
December 31,
  1993

Investments       3082057 10859182  3198727  3575168        -  20715134

Receivables:
  Employer
    contributions  186635  1302397   331469   419360        -   2239861

  Employee
    contributions   18360   147008    41053    51032        -    257483

  Employee loans        -        -        -        -  1565325   1565325

  Accrued
    interest            -     1206        -        -        -      1206
                  -------  -------  -------  -------  -------  --------
                   204995  1450611   372522   470392  1565325   4063845
  Cash and cash
    equivalents     92200        -        -        -        -     92200
                  -------  -------  -------  -------  -------  --------
  Net assets
    available for
    benefits      3379252 12309793  3571249  4045560  1565325  24871179
                  ======= ========  =======  =======  =======  ========


                   Stock    GIC     Basic    Capital  Loan
                   Fund    Fund     Fund      Fund    Fund      Total
                  ------- --------  -------  -------  -------  --------
Net assets
  available
  for benefits
  as of
  December 31,
  1992            3023649  9807306  2292074  2961136  1055595  19139760

Investment
  income           319780   590350   512359   394922    77764   1895175

Contributions      449209  2936354   780301  1026441        -   5192305

Fund transfers    (169399) (375741)   86211   (45295)  504224         -

Payments to
 participants     (243987) (648476)  (99696) (291644)  (72258) (1356061)

                  -----------------------------------------------------
Net assets
 available for
 benefits as of
 December 31,
 1993             3379252 12309793  3571249  4045560   1565325 24871179

Investment
  income (loss)  (1013236)  691819    72170    38141     92362  (118744)

Contributions      533331  3325939   914866  1089649         -  5863785

Fund transfers    1245783  (896595) (411007) (452860)   514679        -

Payments to
  participants     (42521)(1001351) (205247) (264302)  (125832)(1639253)
                  ------- --------  -------  -------   -------  -------
Net assets
 available for
 benefits as of
 December 31,
 1994             4102609 14429605  3942031  4456188   2046534  28976967
                  ======= ========  =======  =======   =======  ========



5. INCOME TAX STATUS

On June 29, 1990, the Plan received a determination letter from the Internal Revenue Service approving its exemption from federal income taxes under the provisions of Internal Revenue Code (IRC) Section
501(a) as a qualified plan under IRC Section 401(a).
A new determination letter has been requested from the Internal Revenue Service to cover various amendments made through May 30, 1994. The Employee Benefits Committee expects a favorable reply. Once qualified, the Plan is required to operate in conformity with the IRC to retain its qualified status. The Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. TRANSACTIONS WITH PARTIES-IN-INTEREST

During the years ended December 31, 1994 and 1993, the Plan received $45,364 and $47,842, respectively, in cash dividends on common stock of the Company held by the Plan. The Trustee executed all investment transactions for the years ended December 31, 1994 and 1993. The Company has paid all administrative expenses of the Plan, including legal, accounting and trustee fees.

7. PLAN TERMINATION

Although management has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Securities Act of 1974. In the event of Plan termination, participants will become 100% vested in their accounts in accordance with the provisions of the Plan.

8. ACCOUNTS OF TERMINATED EMPLOYEES

Under the provisions of the Plan, the individual accounts of terminated employees may remain in the Plan until a break in service, as defined, occurs.
The accounts of such employees share in the allocation of investment income but are not allocated a share of annual Company contributions. Once such employees experience a break in service, the vested portion of their accounts will be paid in accordance with the provisions of the Plan. At December 31, 1994 and
1993, approximately $420,000 and $517,000 of the net assets of the Plan were allocated to terminated employees. These amounts are included in net assets available for benefits in the accompanying financial statements, however, they are reported as liabilities in the Plan's Form 5500.

9.  SUBSEQUENT EVENT

Effective January 1, 1995, the American Steel and Wire
Corporation Savings and Retirement Plan was merged into the Plan. In connection with the merger, the Plan was restated to allow participation by qualifying employees of American Steel and Wire.


SUPPLEMENTAL SCHEDULES

Birmingham Steel Corporation Non-Union Employees'
401(k) Plan

Item 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT
PURPOSES

            December 31, 1994
                                             Current
                 Number of   Cost Basis      Value of
                 Shares or   of Investment   Investment
Name of Issuer   Principal   at End of       at End of
and Title        Amount      Period          Period
- - --------------   ---------   -------------   ----------
Investments:

Birmingham Steel
  Corporation
  common stock*      190,821 $ 4,010,607    $ 3,816,425

Merrill Lynch
Retirement
Preservation
Trust*            12,615,375  12,615,375     12,615,375

Merrill Lynch Basic
Value Fund*          157,113   3,340,400      3,511,486

Merrill Lynch
Capital Fund*        152,732   4,059,560      3,925,221

Employee loans to
  be repaid over
  terms up to five
  years (fifteen
  years for loans
  used to purchase
  residential
  property) and
  include a reasonable
  rate of interest             2,046,534      2,046,534
                             -----------    -----------
                             $26,072,476    $25,915,041
                             ===========    ===========

* Indicates party-in-interest to the Plan.

Birmingham Steel Corporation Non-Union Employees' 401(k) Plan

Item 27d-SCHEDULE OF REPORTABLE TRANSACTIONS

      Year ended December 31, 1994
                                                         Current
Name of              No. of                              Value of
Issuer &             Shares    Pur-               Cost   Asset on    Net
Title                or Face   chase    Selling   of     Trans.      Gain
                     Value     Price    Price     Asset  Date        (Loss)
- - -----------------------------------------------------------------------------

Birmingham
Steel Corp
common
stock

 Purchases        113,870   $2,774,751 $        - $       - $2,774,751 $      -
 Sales             34,114            -    980,869   662,546    980,869  318,323

Merrill Lynch
Guaranteed
Investment
Contract
Managed
Trust

  Purchases     5,170,121    5,170,121          -         -  5,170,121        -
  Sales         3,413,928            -  3,413,928 3,413,928  3,413,928        -

Merrill Lynch
Basic Value
Fund

  Purchases        70,390    1,647,206          -         -  1,647,206        -
  Sales            50,150            -  1,159,052 1,111,023  1,159,052   48,029

Merrill Lynch
Capital Fund

  Purchases        63,802    1,738,415          -         -  1,738,415        -
  Sales            38,892            -  1,061,967 1,049,636  1,061,969   12,331





Consent of Ernst & Young, LLP, Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-23563) pertaining to the Birmingham Steel Corporation Non-
Union Employees' 401(k) Plan of our report dated May
19, 1995, with respect to the financial statements and schedules of the Birmingham Steel Corporation Non-
Union Employees' 401(k) Plan included in this Annual
Report (Form 11-K) for the year ended December 31,
1994.

                           Ernst & Young, LLP
                           ------------------
                           Ernst & Young, LLP

Birmingham, Alabama
June 30, 1995


                  SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1923, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       June 30, 1995

            BIRMINGHAM STEEL CORPORATION
            NON-UNION EMPLOYEES' 401(K) PLAN

            by:   Birmingham Steel Corporation

            James S. Rogers II
            ---------------------------------
            James S. Rogers II-Member of the
            Employee Benefits Committee of
            the Plan and Vice President,
            Human Resources